As filed with the U.S. Securities and Exchange Commission on November 30, 2022

Registration No.  333-244148

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: +1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing thirty (30) ordinary shares, par value US$0.00001 per ordinary share, of OneConnect Financial Technology Co., Ltd.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:		Face of American Depositary Receipt, top center
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

OneConnect Financial Technology Co., Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement, dated as of December 12, 2019, among OneConnect Financial Technology Co., Ltd. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the “Deposit Agreement”). Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement, including the Form of ADR attached as Exhibit A thereto. Filed herewith

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature page hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”), among OneConnect Financial Technology Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 30, 2022.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

By:	/s/ Lisa M. Hayes .
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, OneConnect Financial Technology Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on November 30, 2022.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

By:	/s/ Chongfeng Shen .
Name: Chongfeng Shen
Title: Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chongfeng Shen and Yongtao Luo as his or her true and lawful attorney-in-fact, with the power of substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on November 30, 2022, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Chongfeng Shen	Chairman of the Board and Chief Executive Officer
Chongfeng Shen	(principal executive officer)

/s/ Rong Chen	Director
Rong Chen

/s/ Sin Yin Tan	Director
Sin Yin Tan

/s/ Wenwei Dou	Director
Wenwei Dou

Director
Min Zhu

/s/ Wenjun Wang	Director
Wenjun Wang

/s/ Yaolin Zhang	Director
Yaolin Zhang

Director
Tianruo Pu

Director
Wing Kin Anthony Chow

Director
Ernest Ip

Director
Xin Fu

/s/ Yongtao Luo	Chief Financial Officer
Yongtao Luo	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of OneConnect Financial Technology Co., Ltd., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in the City of New York, State of New York, on November 30, 2022.

Authorized U.S. Representative

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment No. 1 to the Deposit Agreement among OneConnect Financial Technology Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(e)	Rule 466 Certification.